Exhibit 99.1

Wind Acquisition Finance S.A. Announces the Launch of €3,750 Million (equivalent) Senior Notes Offering

Luxemburg, Grand Duchy of Luxemburg – April 04, 2014

Wind Acquisition Finance S.A. (“WAF” or “the Issuer”) announced today an offering of €3,750 million (equivalent) Senior Notes in a combination of euro and US Dollar Senior Notes due 2021 in the international capital markets.

The offering is part of a refinancing transaction that aims to put in place a stable capital structure for WAF and WIND Telecomunicazioni S.p.A. (“WIND”), the guarantor of the offering. The offering will allow the redemption of certain outstanding securities of the Issuer, as well as a cash distribution to WIND’s parent, Wind Acquisition Holdings Finance S.p.A. (“WAHF”). WAHF will, along with other available funds, repay its intercompany loan with Wind Acquisition Holdings Finance S.A. (“WAHF S.A.”), allowing WAHF S.A. to repay its outstanding securities.

The press release shall not constitute an offer to sell or the solicitation of an offer to buy securities. There will not be any sale of these securities in any such state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933 as amended (the “Securities Act”) and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This press release may include projections and other “forward-looking” statements within the meaning of applicable securities laws. Any such projections or statements reflect the current views of WAF and WIND about further events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from these projections.

This press release shall not be considered an “offer of securities to the public” for purposes of the Luxembourg law on prospectus for public offering dated 10 July 2005 or of the Italian legislative decree no. 58 dated 24 February 1998, or give rise to or require a prospectus in an EU member state which has implemented the prospectus directive.

Within the United Kingdom, this announcement is directed only at persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“relevant persons”). The investment or investment activity to which this announcement relates is only available to and will only be engaged in with relevant persons and person who receive this announcement who are not relevant persons should not rely or act upon it.